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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )


                              E-Z Serve Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   269-329-108
                                 (CUSIP Number)

                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                                720 Fifth Avenue
                            New York, New York 10019
                                 (212) 977-3507
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                          June 1, 1998/August 26, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ___.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 8 Pages
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CUSIP NO. 269-329-108                 13D                     Page 2 of 8 Pages


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

         Evansville Limited, not applicable
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                (a) ___
         OF A GROUP                                           (b) ___
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS       N.A.
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               ___
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION        British Virgin Islands
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NUMBER            7        SOLE VOTING POWER             0 shares*
OF                         -----------------------------------------------------
SHARES
BENEFICIALLY      8        SHARED VOTING POWER               None
OWNED                      -----------------------------------------------------
BY
EACH              9        SOLE DISPOSITIVE POWER        0 shares*
REPORTING                  -----------------------------------------------------
PERSON
WITH              10       SHARED DISPOSITIVE POWER          None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         0 shares*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    ___
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON           CO
--------------------------------------------------------------------------------
 *See Item 5.
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CUSIP NO. 269-329-108                 13D                     Page 3 of 8 Pages


Item 1.  Security and Issuer.

                  This Statement on Schedule 13D (the "Statement"), filed with respect to events that occurred on June 1, 1998 and August 26, 1998, relates to shares of Common Stock, par value $0.01 per share, of E-Z Serve Corporation, a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 2550 North Loop West, Suite 600, Houston, Texas 77092.

Item 2.  Identity and Background.

                  This Statement is filed by Evansville Limited ("Evansville"). Evansville and Intercontinental Mining & Resources Limited ("IMR"), a company in which Evansville holds an indirect minority interest, were the beneficial owners of certain of the Issuer's securities. For purposes of General Instruction C to Schedule 13D, Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust (the "Trust"). Phyllis Grant Quasha ("Mrs. Quasha"), as the settlor of the Trust, may be deemed to control the Trust.

                  Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of Evansville.

                  The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Evansville, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

                  During the five years prior to the date hereof, neither Evansville nor, to the best of its knowledge, any executive officer or director of Evansville, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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CUSIP NO. 269-329-108                 13D                      Page 4 of 8 Pages


Item 3.  Source and Amount of Funds or Other Consideration

                  Inapplicable.

Item 4.  Purpose of Transaction.

                  Inapplicable.

Item 5.  Interest in Securities of the Issuer.

                  (a)&(b) The Issuer had a total of 69,351,530 shares of Common Stock issued and outstanding as of May 5, 1998.

                  As of June 1, 1998, Evansville beneficially owned 7,262,422 shares of Common Stock and IMR, a subsidiary of NAR Group Limited (in which Evansville holds a minority interest), beneficially owned warrants to acquire 230,400 shares of Common Stock (the "Warrants"). Pursuant to Rule 13d-3, Evansville as of June 1, 1998 may have been deemed to beneficially own an aggregate of 7,492,822 shares of Common Stock. Pursuant to Rule 13d-3(d)(1)(i), such 7,492,822 shares of Common Stock constituted an aggregate of approximately 10.8% of the outstanding Common Stock. For purposes of Section 13(d), Evansville may have been deemed to have sole power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

                  (c) Pursuant to a Letter Agreement (the "Letter Agreement") dated June 1, 1998 by and among Evansville, Richemont Finance S.A. ("Richemont"), NAR Group Limited ("NAR") and Alan Grant Quasha, Mrs. Quasha's son ("Mr. Quasha"), NAR transferred to Richemont, Evansville and Mr. Quasha, the shareholders of NAR, certain of its holdings of cash, Common Stock and the common stock of certain other corporations in a transaction involving a pro rata dividend granted by NAR to its shareholders and a redemption by NAR of its shares of preferred stock held by Richemont. An aggregate of 14,731,080 shares of Common Stock were distributed by NAR to Richemont, Evansville and Mr. Quasha. Richemont received 7,365,540 shares of Common Stock, Evansville received 7,262,422 shares of Common Stock and Mr. Quasha received 103,118 shares of Common Stock.

                  On August 26, 1998, Evansville sold all of the Common Stock held by it to EBC Merger Sub Corp. for $0.60 per share in cash and IMR sold the Warrants for $0.59 in cash per each share subject to the Warrants, such that Evansville no longer beneficially owns 5% or more of the outstanding Common Stock. Other than the transactions described herein, no transactions in the shares of Common Stock have been
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CUSIP NO. 269-329-108                 13D                      Page 5 of 8 Pages



effected during the past 60 days by Evansville or any of the persons named in Exhibit B.

                  (d) Inapplicable.

                  (e) On August 26, 1998, upon consummation of the transactions described in subsection 5(c) above, Evansville ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Neither Evansville nor, to the best of its knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A: Name, place of organization, principal business, address of principal business and address of principal office of Evansville.

                  Exhibit B: Name, citizenship, business address and present principal occupation or employment of each executive officer and director of Evansville, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted.
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CUSIP NO. 269-329-108                 13D                      Page 6 of 8 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 9, 1998

                                        EVANSVILLE LIMITED



                                        By:  /s/ THOMAS A. HUSER
                                             -------------------------
                                                 Thomas A. Huser, its
                                                 Attorney-In-Fact